LICENSE AGREEMENT executed this     13     day of December, 2001.

BETWEEN:

THE GOVERNORS OF THE UNIVERSITY OF ALBERTA,
(the "University")

AND:

VIREXX RESEARCH INC.
a corporation incorporated under the laws of the Province of Alberta and having a place of business in the City of Edmonton, in the Province of Alberta,
(the "Licensee")

WHEREAS:

A.    Dr. David Lorne Tyrrell (the “Scientist”) has been engaged in research during the course of which he has developed certain recombinant viral antigens, murine antibody clones and an animal model as are described in Schedule A to this Agreement;

B.    The University has acquired all right, title and interest in the Technology as herein defined and has the right to license the Technology to the Licensee;

C.    The Licensee is desirous of the University granting an exclusive world-wide license to the Licensee of the Type I Technology and a non-exclusive world-wide license to the Licensee of the Type II Technology and to make use of or cause to be used the Technology to manufacture, commercialize, distribute, market, import, export, offer to sell, sell, lease and/or license or sublicense Products derived or developed from such Technology and to sell the same to the general public;

D.    ViRexx Research Inc. is a wholly owned subsidiary of ViRexx, Inc.;

E.    The Licensee and ViRexx, Inc. will be entering into a Research and Development Services Agreement wherein the Licensee will provide research and development services to ViRexx, Inc.;

F.    ViRexx, Inc. will be commercializing novel therapeutic approaches to treat diseases, excluding cancer, in humans created by identifiable microbial pathogens;

G.    ViRexx, Inc. has entered into a License Agreement dated December 13, 2001 with AltaRex Corp. (the "AltaRex License Agreement") wherein ViRexx, Inc. has been granted an exclusive license to utilize AltaRex's technology within the infectious disease field.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and of the mutual covenants herein set forth, the parties hereto have covenanted and agreed as follows:

1.	DEFINITIONS

1.1	In this Agreement, unless a contrary intention appears, the following words and phrases shall mean:

1.1.1
"Date of Commencement" or "Commencement Date" means the date this Agreement will be deemed to have come into force which shall be the 1st day of November, 2001 and shall be read and construed accordingly;

1.1.2	"Affiliate" shall include:

(a)	any corporation or other noncorporate entity owning directly, or indirectly controlling, at least fifty percent (50%) of the stock normally entitled to vote for election of directors of the Licensee;

(b)
any corporation owned or directly controlled by the Licensee through ownership of at least fifty percent (50%) of the stock normally entitled to vote for election of directors or any other entity actually controlled by the Licensee; and

(c)	any corporate or noncorporate entity the majority ownership of which is directly or indirectly common to the ownership of the Licensee;

PROVIDED THAT in the circumstance where the country of incorporation of such owned or controlled corporation requires the maximum ownership by a foreign entity be less than fifty percent (50%), the percentage of ownership required to make such an entity an Affiliate shall be equal to the maximum percentage of ownership permitted by such country;

1.1.3
“Available Options” shall mean a number of options equal to 10% of the issued share capital of ViRexx, Inc. immediately following the first round of financing and, on an ongoing basis, 10% of any additional share capital of ViRexx, Inc. that is issued in subsequent financings during the period ending on the third anniversary date of this Agreement;

1.1.4
“Improvements” shall mean any and all advances in, improvements, modifications to, variations, updates and enhancements relating to and including the Technology which are developed by or on behalf of or acquired or controlled by the Licensee prior to, following, and during the term of this Agreement. Improvements shall also include all improvements, variations, and enhancements made to the Technology which are developed by Dr. David Lorne Tyrrell; provided that, no University resources are utilized by Dr. Tyrrell in making such improvements, enhancements and variations;

1.1.5	“License” shall have the meaning described in Section 3.1 hereof;

1.1.6
"Net Sales" shall mean, with respect to a Product, the gross amount invoiced by the Licensee, its Affiliates and/or Sublicensees on sales or other dispositions of the Products to third parties (i.e. third parties who are unrelated to the Licensee, its Affiliates and/or Sublicensees and for greater clarity, excluding thereout any inter-company sales to an Affiliate or a Sublicensee) less sales and/or use taxes actually paid, import and/or export duties actually paid, outbound transportation prepaid or allowed, discounts allowed in amounts customary in the trade, deductions for uncollectible accounts, third party brokers' or agents' sales commissions, and amounts allowed or credited due to returns (not to exceed the original billing or invoice amount). Gross revenues shall not include payments by an Affiliate to the Licensee for the Licensee's research, development and/or operating costs and expenses or any milestone payments made pursuant to Section 5.5 herein;

1.1.7
“Non-Therapeutic Products” shall mean services, processes and goods which result from the use of or incorporate all or a portion of the Technology or Improvements for non-therapeutic purposes, for example, diagnostics and reagents;

1.1.8	"Product(s)" shall mean collectively Non-Therapeutic Products and Therapeutic Products;

1.1.9
"Sublicensee" means a bona fide third party, including a third party having an existing business relationship with the Licensee or its Affiliates, which sublicenses rights from the Licensee or its Affiliates to make, have made, use, market and distribute Products;

1.1.10	"Technology" shall collectively mean the Type I Technology and the Type II Technology;

1.1.11
"Term" shall mean a period of twenty-five (25) years from the Date of Commencement or until the expiration of any patent which may be issued in respect of the Technology, whichever event shall first occur;

1.1.12	“Therapeutic Products” shall mean services, processes and goods which result from the use of or incorporate all or a portion of the Technology or Improvements for therapeutic use;

1.1.13	"Type I Technology" shall mean the recombinant viral antigens and murine antibody clones described in paragraphs 1 and 2 of Schedule "A" to this Agreement;

1.1.14	"Type II Technology" shall mean the animal model described in paragraph 3 of Schedule "A" to this Agreement;

1.1.15
"University of Alberta Trademarks" shall mean any mark, trademark, service mark, logo, insignia, seal, design or other symbol/device used by the University and associated with or referring to the University or any of its facilities.

2.	PROPERTY RIGHTS IN AND TO THE TECHNOLOGY

2.1
The parties hereto acknowledge and agree that the University owns any and all right, title and interest in and to the Technology, including any and all improvements, variations and enhancements made with respect to the Technology before the Commencement Date. The parties further acknowledge and agree that any and all intellectual property rights, know-how and inventions that are conceived, reduced to practice, developed or created by Dr. Tyrrell in his capacity as Chief Scientific Officer of the Licensee and/or ViRexx, Inc. shall not be owned by the University and shall be owned by the Licensee or such other party as the Licensee may provide; provided that no University resources (i.e. laboratories, equipment, University research staff, students or post-doctoral fellows) are utilized by Dr. Tyrrell in this regard.

2.2	Upon expiration of the Term, the license shall become a perpetual, fully-paid up, royalty-free license, unless this Agreement is sooner terminated.

2.3
The parties hereto acknowledge and agree that the Licensee owns any and all right, title and interest in the Improvements. If University resources are used by Dr. Tyrrell in making improvements, variations and enhancements to the Technology, they shall not constitute Improvements and, in such event, the parties will govern themselves by the terms of any applicable research contracts for determining which party has any right, title and interest in and to all improvements, variations and enhancements.

3.	GRANT OF LICENSE

3.1
In consideration of the covenants contained herein, the University hereby grants to the Licensee an exclusive world-wide license, in respect of the Type I Technology and a non-exclusive world-wide license in respect of the Type II Technology, to make use of, or caused to be used, sell and/or sublicense the Technology and any know how associated therewith or which forms a basis thereof whether it is Dr. Tyrrell’s know how, and to manufacture, commercialize, distribute, market, import, export, offer to sell, sell, lease and/or license or sublicense Products on the terms and conditions hereinafter set forth (the "License").

3.2
The Licensee shall have the right to grant a sublicense to any Affiliate and such Affiliate shall be entitled to all the rights of the Licensee under this Agreement, jointly, with the Licensee; PROVIDED THAT such Affiliate consents to be bound by the obligations of the Licensee under this Agreement, jointly, with the Licensee.

3.3
The University reserves the right to use the Technology and the Improvements (provided that the Improvements shall never include the AltaRex Technology, the AltaRex Patent Rights or the Developed Technology as those terms are respectively defined in the AltaRex License Agreement) for its own non-commercial research purposes and in co-operation with other non-commercial research centres; PROVIDED THAT:

(a)	any improvements, variations and enhancements made with respect to the Technology that are rightfully owned by the University will become the subject of the License granted in Section 3.1 herein; and

(b)	the University will notify the Licensee in writing of any improvements, variations and enhancements made with respect to the Technology.

3.4
The University shall not assign, transfer, sell or dispose of the Type II Technology without the prior written consent of the Licensee. The University shall also keep control over the Type II Technology during the term of this Agreement.

4.	TERM

4.1	This Agreement and the License hereby granted shall terminate on the expiration of the Term, unless terminated earlier under Section 15.

5.	ROYALTIES AND MILESTONE PAYMENTS

5.1	During the Term, or until this Agreement is earlier terminated, the Licensee agrees to pay the University a royalty of 1% of the world-wide Net Sales of Products.

5.2
All royalty payments due under Section 5.1 shall be paid by the Licensee, the Affiliate and/or the Sublicensee, to the University semi-annually within 60 days of the end of each pay period, commencing with the first payment due within 60 days from the end of the Licensee's first fiscal year in which the first Net Sales of Products are made.

5.3	The Licensee will use its best efforts to ensure that any Affiliate meets its obligations under this Agreement.

5.4	In addition to the forgoing royalties, the Licensee hereby covenants that the University will receive options on the following terms:

5.4.1
These options shall provide to the University the right to acquire a number of common shares of ViRexx, Inc. which is equal to 5% of Available Options at any give time during the first three years of the Term;

5.4.2
The first option will be granted on the date of closing of ViRexx, Inc.'s first round of financing. The second option will be granted on the date of closing of ViRexx, Inc.'s second round of financing. The third option will be granted on the closing of the third round of financing and so on until the third anniversary date of this Agreement;

5.4.3
The term of the options is for five years from the date ("Option Grant Date") of the closing of each round of financing (i.e. the first option's term is five years from the date of the closing of the first round of financing, the second option's term is five years from the closing of the second round of financing and so on) and if the options are not exercised prior to the fifth anniversary date of each Option Grant Date, the University shall no longer be entitled to exercise the options in whole or in part and the University's right to be granted options shall be of no further force or effect;

5.4.4
The options will provide for an exercise price equal to the same price per share that is being offered to the investors at each round of financing which occurs from time to time during the existence of the options.

5.4.5	Schedule "B" contains an illustration and word description of how the options referred to herein are designed to be granted, exercised and priced.

5.5	The Licensee shall pay to the University one milestone payment of $250,000(CAD) upon commencement of Phase III clinical trials for each Product.

6.	SUBLICENSING

6.1
The Licensee shall have the right to grant sublicenses with respect to the Technology without the prior written consent of the University; PROVIDED THAT prior to the Licensee granting a sublicense, the Licensee shall provide the University written notice of the terms of the sublicense that are relevant to the University to determine if the terms of the sublicense violate the terms of this Agreement. If such sublicense violates any terms of this Agreement, then the University shall provide a written notice to the Licensee that outlines the manner in which such sublicense allegedly violates the terms of this Agreement (the "Sublicense Notice"). Upon receipt of the Sublicense Notice, the Licensee shall have 90 days to cure such default. If at the expiry of the 90 days the default has not been cured, then the University shall be able to refer such matter to arbitration for resolution pursuant to Section 19.2.

6.2
Any sublicense granted by the Licensee shall be personal to the Sublicensee and shall not be assignable or further sublicensable without the prior written consent of the University, such consent not to be unreasonably withheld. Such sublicenses shall contain covenants by the Sublicensee to observe and perform similar terms and conditions to those in this Agreement.

6.3	The Licensee shall furnish the University with a copy of each sublicense granted within 30 days after execution of same.

6.4
Research collaborations, partnerships, joint ventures, joint development agreements, joint marketing agreements, or other arrangements with a third party for the development, testing, and/or test marketing of Products shall not be considered sublicense arrangements subject to any royalty payments that are required to be made pursuant to Section 5.1 herein; provided that if any such arrangements result in Net Sales of Products, then the Licensee shall be required to make the royalty payments required by Section 5.1 herein.

6.5
All sublicenses under this Agreement shall provide that, upon termination of this Agreement under Section 15, the sublicense shall also terminate. Upon termination of the license for any reason, any Sublicensee not then in default shall have the right to seek a license from the University. The University shall respond to such requests in good faith.

7.	ASSIGNMENT

7.1
The Licensee may assign or transfer this Agreement to a third party provided that such third party is first approved of in writing by the University, such approval not to be unreasonably withheld and provided further that such third party assumes all of the rights, obligations and covenants set forth in this Agreement. Upon the University approving such assignment and upon the third party assuming the terms and conditions herein, the University will release, remise and forever discharge the Licensee from any and all obligations or covenants hereunder.

7.2
The University shall have the right to assign its rights, duties and obligations under this Agreement provided that the Licensee approves in writing such assignment, such approval not to be unreasonably withheld, to a company or society of which it is the sole shareholder in the case of a company or of which it controls the membership, in the case of a society. In the event of such an assignment, the Licensee will release, remise and forever discharge the University from any and all obligations or covenants, provided however that such company or society, as the case may be, executes a written agreement which provides that such company or society shall assume all such obligations or covenants from the University and that the Licensee shall retain all rights granted to the Licensee pursuant to this Agreement.

8.	RESEARCH CONTRACT

8.1
The parties agree that if the Licensee wishes to continue its research and development activities at the University (other than those activities presently being carried on by the Licensee within those premises that the Licensee is presently sub-letting from AltaRex Corp. at the Dentistry/Pharmacy Building), the University and the Licensee will enter into a Research Contract substantially in the University’s standard form.

9.	PATENTS

9.1
The Licensee shall have the right to identify any technology, process, use or products arising out of the Technology that may be patentable. In the event the Licensee determines to patent any such further technology or any process or product arising out of the Technology which it deems patentable, the Licensee shall take all reasonable steps to apply for a patent in the name of the Licensee and the Licensee shall pay all costs of applying for, registering, and maintaining the patent in those jurisdictions in which the Licensee might designate that a patent is required.

10.	PUBLICATION AND CONFIDENTIALITY

10.1
Subject to Section 10.3, the parties hereto acknowledge and agree that they will treat the Type I Technology (other than the patents) as confidential and that they will not disclose or communicate or cause to be disclosed or communicated the Type I Technology (other than the patents) to any person or body corporate except as permitted under a sublicense or to Affiliates who have agreed to be bound by the obligations under this Agreement pursuant to Section 3.2.

10.2
The Licensee covenants and agrees that it will initiate and maintain an appropriate internal program limiting the internal distribution of the Technology to its officers, servants or agents and to take the appropriate non-disclosure agreements from any and all persons who may have access to the Technology.

10.3
The University shall be permitted to present at symposia, professional meetings, and to publish in journals or other publications accounts of its research relating to the Technology provided that the Licensee shall have been furnished copies of the disclosure proposed therefor at least 60 days in advance of submission for presentation or publication. The Licensee shall evaluate the proposed disclosures for patentable content and pursue patent protection pursuant to Section 9, if necessary. If the Licensee notifies the University in writing prior to the expiration of the sixty (60) day period following receipt of such notification that it wishes to exercise its right contained in Section 9 to seek statutory protection for any improvements, variations and enhancements described in the proposed publication, such submission will be delayed for a further period of sixty (60) days following the originally proposed submission date or until such statutory protection is in place, whichever is earlier. After the 120-day period has elapsed, the University shall be free to present and/or publish the proposed disclosures.

11.	ACCOUNTING RECORDS AND REPORTS

11.1
The Licensee shall maintain at its principal place of business, or such other place as may be most convenient, separate accounts and records of business done pursuant to this Agreement, such accounts and records to be in sufficient detail to enable proper accounting to be made under this Agreement, and the Licensee shall require Sublicensees to keep similar accounts.

11.2	The Licensee shall deliver to the University the following reports, subject to the confidentiality provisions of Section 11.7:

11.2.1
An annual progress report summarizing the Licensee’s activity towards commercializing the Technology due 60 days after the end of the Licensee’s fiscal year, the first report due on such date immediately following the first full year after the Effective Date until submission of a new drug application or equivalent to any regulatory agency.

11.3
Commencing within 60 days after the end of the Licensee’s fiscal year in which the first commercial sale of Product(s) occurs, and every year thereafter, the Licensee shall deliver annually to the University true and accurate reports, giving such particulars of the business conducted by the Licensee and its Sublicensees during the preceding royalty payment period as shall be pertinent to royalty accounting. These shall include at least the following:

(a)	Number of Product(s) manufactured and sold by the Licensee and all Sublicensees;

(b)	Total billings for Product(s) sold by the Licensee and all Sublicensees;

(c)	Deductions applicable as provided in Section 1.1.3;

(d)	Royalties, fees and considerations payable to the Licensee from Sublicensees;

(e)	Royalties, fees and considerations payable to the University from the Licensee; and

(f)	Names and addresses of all Sublicensees.

11.4	Product(s) shall be deemed to have been sold or provided when invoiced, or if not invoiced, when paid for. If no royalties shall be due, the Licensee shall so report.

11.5
The Licensee shall retain the accounts and records referred to in Section 11.1 above for at least five years after the date upon which they were made and shall permit a duly authorized representative of the University to inspect such accounts and records during normal business hours of the Licensee at the University's expense. The Licensee shall furnish such reasonable evidence as such representative will deem necessary to verify the accounting and will permit such representative to make copies of or extracts from such accounts, records and agreements at the University's expense. Should such inspection of Licensee’s records lead to the discovery of a greater than 5% discrepancy in reporting to the University’s detriment, Licensee agrees to pay immediately the full cost of such inspection and to make payment of any outstanding sums with interest as defined in Section 11.6, without prejudice to the rights of the University subject to Section 15.

11.6
Any payments due under this Agreement shall, if overdue, bear interest until payment at a per annum rate of 2% above the prime rate in effect at the Bank of Montreal on the due date. The payment of such interest shall not prejudice the University in exercising any other rights it may have as a consequence of the lateness of any payment, including termination of this Agreement subject to Section 15.

11.7
During the term of this Agreement and thereafter, all information provided to the University or its representatives pursuant to this Section and Section 11.2 shall remain confidential and be treated as such by the University, and the University will not make the same available to any other person except as may be required by law.

11.8	Notwithstanding the termination of this Agreement, this Section 11 shall remain in full force and effect.

12.	PRODUCTION AND MARKETING

12.1
The Licensee shall use commercially reasonable efforts to promote, market and sell the Products and utilize the Technology and to meet or cause to be met the world market demand for the Products and the utilization of the Technology.

12.2
The University acknowledges that the Licensee may perform all or a part of its obligations under Section 12.1 itself or through a Sublicensee, provided that the Licensee shall at all times remain committed to the University for the performance of such obligations.

12.3
The Licensee shall not use any of the University of Alberta Trademarks or make reference to the University or its name in any advertising publicity whatsoever, without the prior written consent of the University.

13.	INSURANCE

13.1
One month prior to the first sale of a Product, the Licensee will give notice to the University of the terms and amount of the public liability and product liability insurance which it has placed in respect of the same, which in no case shall be less than the insurance which a reasonable and prudent businessmen carrying on a similar line of business would acquire. This insurance shall be placed with a reputable and financially secure insurance carrier, and at Licensee’s sole cost and expense, shall include the University, the Board of Governors, its faculty, officers, employees, students and agents as additional insureds, and shall provide primary coverage with respect to the activities contemplated by this Agreement. Such policy shall include severability of interest and cross-liability clauses and shall provide that the policy shall not be cancelled or materially altered except upon at least 30 days' written notice to the University. The University shall have the right to require reasonable amendments to the terms or the amount of coverage contained in the policy. Failing the parties agreeing on the appropriate terms or the amount of coverage, then the matter shall be determined by arbitration as provided for herein. The Licensee shall provide the University with certificates of insurance evidencing such coverage seven days before commencement of sales of any Product and the Licensee covenants not to sell any Product before such certificate is provided and approved by the University.

13.2
The Licensee shall require that each Sublicensee under this Agreement shall procure and maintain, during the term of the sublicense, public liability and product liability insurance in reasonable amounts, with a reputable and financially secure insurance carrier. The Licensee shall use its best efforts to ensure that any and all such policies of insurance required pursuant to this clause shall contain a waiver of subrogation against the University, its Board of Governors, faculty, officers, employees, students and agents.

13.3
The University has in effect and will maintain during the term of this License, comprehensive general liability insurance in reasonable amounts consistent with industry standards with a reputable and financially secure insurance carrier (i.e. Canadian University Reciprocal Insurance Exchange "CURIE") relating to the University's activities contemplated by this Agreement. The Licensee shall obtain and maintain during the term of this License, comprehensive general liability insurance in reasonable amounts consistent with industry standards with a reputable and financially secure insurance carrier relating to the Licensee's activities contemplated by this Agreement. Each of the University and the Licensee shall each respectively use their commercially reasonable efforts to ensure that any such policies of insurance shall contain a waiver of subrogation against the University and the Licensee and their respective Board of Governors (Directors), officers, employees and agents.

13.4
The University has in effect and will maintain during the term of this License, all risks property insurance in reasonable amounts consistent with industry standards with a reputable and financially secure insurance carrier (i.e. CURIE) in respect of the University's owned property that will be used in relation to the University's activities contemplated by this Agreement. The Licensee shall obtain and maintain during the term of this License, all risks property insurance in reasonable amounts consistent with industry standards with a reputable and financially secure insurance carrier in respect of the Licensee's owned property that will be used in relation to the Licensee's activities contemplated by this Agreement. Each of the University and the Licensee shall each respectively use their commercially reasonable efforts to ensure that any such policies of insurance shall each respectively contain a waiver of subrogation against the University and the Licensee and their respective Board of Governors (Directors), officers, employees and agents.

14.	DISCLAIMER, WARRANTY AND INDEMNIFICATION

14.1
Subject to Section 14.2, the University makes no representations or warranties, either express or implied, with respect to the Technology or Products and specifically disclaims any implied warranty of merchantability or fitness for a particular purpose. The University shall in no event be liable for any loss of profits, be they direct, consequential, incidental, or special or other similar or like damages arising from any defect, error or failure to perform with respect to the Technology or Products, even if the University has been advised, shall be advised, shall have other reason to know, or in fact shall know of the possibility of such damages.

14.2
The University represents and warrants that it has the right to enter into this Agreement and to grant the license given herein and that it has not granted licenses to the Type I Technology to any other entity, and the University hereby indemnifies, holds harmless and defends the Licensee, its officers, employees and agents against any and all claims, damages, costs or expenses incurred by the Licensee, its officers, employees and agents as a result of or arising from a breach of the representation and warranty contained in this Section 14.2.

14.3	The provisions contained in Section 14.2 shall survive this Agreement.

14.4	Nothing in this Agreement shall be construed as:

14.4.1	a warranty or representation by the University as to the validity or scope of the License granted pursuant to this Agreement,

14.4.2
a warranty or representation by the University that anything made, used, sold or otherwise disposed of under the License granted in this Agreement is or will be free from infringement of patents, copyrights, trademarks, registered design or other intellectual property rights,

14.4.3
an obligation by the University to bring or prosecute actions or suits against third parties for infringement of patents, copyrights, trademarks, registered design or other intellectual property or contractual rights, or

14.4.4	the conferring by the University of the right to use in advertising or publicity the University of Alberta Trademarks.

In the event of an alleged infringement by a third party of the Technology or any right with respect to the Technology, the Licensee shall give notice to the University in writing of such alleged infringement and shall have the right to prosecute litigation designed to enjoin infringers of the Technology with the consent of the University. The University agrees to co-operate to the extent of executing all necessary documents and to vest in the Licensee the right to institute any such suits so long as all the direct or indirect costs and expenses of bringing and conducting any such litigation or settlement shall be borne by the Licensee and in such event recoveries shall enure to the Licensee, provided that if Licensee’s recoveries exceed Licensee’s expenses with respect to such infringement action, such excess recoveries shall be considered Net Sales and subject to the applicable royalty obligations under Section 5.1.

14.5
In the event the Licensee chooses not to prosecute infringers, the University shall have the right, but shall not be obligated, to prosecute all infringers of the Technology so long as all the direct or indirect costs and expenses of bringing and conducting any such litigation or settlement shall be borne by the University and in such event recoveries shall enure to the University.

14.6
In the event of any complaint alleging infringement or violation of any patent or other proprietary rights is made against the Licensee with respect to the use of the Technology or the manufacture, use or sale of Products that actually incorporates or uses any of the Technology, the following procedure shall be adopted:

14.6.1
the Licensee shall promptly notify the University upon receipt of any such complaint and shall keep the University fully informed of the actions and positions taken by the complainant and taken or proposed to be taken by the Licensee;

14.6.2	the Licensee shall investigate any complaint fully and take appropriate action, including resisting, litigating, and meeting with the complainant with a view to settling the complaint;

14.6.3
subject to Sections 14.6.4 and 14.6.5, all costs and expenses incurred by the Licensee in investigating, resisting, litigating and settling such a complaint shall be borne by the Licensee, with the exception that if the Licensee is required to make payments (the “Damage Payment”) to such complainant for infringement of the complainant's intellectual property rights, such Damage Payment will be deducted from the royalty payments, payable by the Licensee to the University commencing on the date the first payment is made to the complainant. The reduction of payments to the University resulting from such deduction from the royalty payment, however, shall not exceed, fifty percent (50%) of each royalty payment due to the University which are calculated, according to Sections 5.1, before such deductions from the royalty payment were made;

14.6.4	any settlement reached between the complainant and the Licensee must be agreeable to the University;

14.6.5	notwithstanding anything in this Section 14.6, the Licensee shall not be responsible for any costs and/or expenses arising from anything occurring prior to the Commencement Date.

14.7
In any infringement suit that either party may institute or defend pursuant to Sections 14.5 and 14.6 herein, the other party hereto shall, at the request and expense of the party initiating or defending such suit, co-operate in all respects and, to the extent possible, have its employees testify when requested and make available relevant records, papers, information, samples, specimens, and the like.

15.	TERMINATION

15.1
The Licensee may, at its option and in its sole discretion, terminate this Agreement without liability in the event that the use of the Technology or the manufacture, use or sale of the Products violates a complainant's proprietary rights, as described in Section 14.6, and no reasonable settlement can be reached with the complainant.

15.2
The University may, at its option and in its sole discretion, terminate this Agreement on the happening of any one or more of the following events by forthwith delivering notice in writing to this effect to the Licensee:

15.2.1
if any proceeding under the Bankruptcy and Insolvency Act of Canada, or any other statute of similar purport is commenced by or against the Licensee which results in the Licensee being adjudged bankrupt, (such proceedings shall not include a general proposal to creditors provided such proposal is not made under the provisions of the Bankruptcy and Insolvency Act of Canada or any other statute of similar purport), or

15.2.2
if any execution, sequestration, or any another process of any court becomes enforceable against the Licensee or if any such process is levied on the rights under this Agreement or upon any of the monies due to the University and is not released or satisfied by the Licensee within 30 days thereafter,

15.2.3	if any resolution is passed or order made or other steps taken for the winding-up, liquidation or other termination of the existence of the Licensee, or

15.2.4	if the Licensee ceases to carry on its business.

15.3	Other than as set out in Sections 15.1 and 15.2 herein, if either party shall be in material default under or shall fail to comply with the terms of this Agreement and:

15.3.1
if such default is reasonably curable within 90 days after receipt of notice of such default and such default or failure to comply is not cured within 90 days after receipt of written notice thereof, or

15.3.2
if such default is not reasonably curable within 90 days after receipt of written notice thereof, and such default or failure to comply is not cured within such further reasonable period of time as may be necessary for the curing of such default or failure to comply, then the non-defaulting party shall have the right to terminate this Agreement by written notice to that effect.

15.4
If this Agreement is terminated by the University pursuant to Sections 15.2 or 15.3 herein, the University may proceed to enforce payment of all debts owed to the University and to exercise any or all of the rights and remedies contained herein or otherwise available to the University by law or in equity. The University shall have the right to enforce one or more remedies successively or concurrently in accordance with applicable law and the University expressly retains all rights and remedies including all of the rights it may have under the Personal Property Security Act. Without restricting the generality of the foregoing, the University may immediately and without notice enter the Licensee's premises and repossess any or all of the Technology, demand payment of any deficiency after the sale of the Technology and sue the Licensee for any deficiency, and appoint by instrument in writing a receiver of the Licensee, and remove or replace such receiver from time to time or institute proceedings in any court of competent jurisdiction for the appointment of a receiver, any such receiver appointed by the University so far as responsibility for his acts will be deemed to be the agent of the Licensee. All charges or expenses incurred by the University in the enforcement of its rights or remedies against the Licensee including without limitation the University's solicitors fees and disbursements on an indemnity basis and the costs of any receiver appointed pursuant to this Section may, at the option of the University be deducted from any proceeds of disposition of the Technology before payment to the Licensee or any other entitled party to be added to and become part of the obligations owed by the Licensee to the University.

15.5	Upon termination of this Agreement for any cause, nothing in this Agreement shall be construed to release either party of any obligation matured prior to the effective date of such termination.

16.	INDEMNITY BY LICENSEE

16.1
The Licensee hereby indemnifies, holds harmless and defends the University, its officers, employees and agents against any and all claims arising out of the Licensee's exercise of any of its rights under this Agreement including, without limiting the generality of the foregoing, against any damages or losses, consequential or otherwise, arising from or out of the use of the Technology or the Products licensed under this Agreement by the Licensee, its Affiliates, officers, employees, and agents, and any Sublicensee or end-users howsoever the same may arise.

16.2	The provisions of Section 16.1. shall survive this Agreement.

16.3
The Licensee covenants and agrees that it has the expertise necessary to handle the Technology with care and without danger to the Licensee, its Affiliates, officers, employees, agents, any Sublicensee, or the public. The Licensee covenants that it will not accept delivery of the Technology until it has requested and received from the University all necessary information and advice to ensure that it is capable of handling the Technology in a safe and prudent manner in accordance with this Section 16.3.

16.4
The Licensee covenants and agrees that it will comply with all laws, regulations and ordinances, whether Federal, Provincial, Municipal or otherwise with respect to the Technology, the Products, and/or this Agreement.

17.	POWER OF ENTRY

17.1
Upon reasonable notice, the Licensee shall permit any duly authorized representative of the University during normal business hours and at the University's sole risk and expense to enter upon and into any premises of the Licensee for the purpose of inspecting the Products and the manner of their manufacture and generally of ascertaining whether or not the provisions of this Agreement have been, are being, or will be complied with by the Licensee.

18.	INDEPENDENCE

18.1
Nothing contained herein shall be deemed or construed to create between the parties hereto a partnership or joint venture. No party shall have the authority to act on behalf of any other party, or to commit any other party in any manner or cause whatsoever or to use any other party's name in any way not specifically authorized by this Agreement. No party shall be liable for any act, omission, representation, obligation or debt of any other party, even if informed of such act, omission, representation, obligation or debt.

19.	GOVERNING LAW AND ARBITRATION

19.1	This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada in force therein.

19.2
In the event of any dispute arising between the parties concerning this Agreement, its enforceability or the interpretation thereof, the same shall be settled by a single arbitrator appointed pursuant to the provisions of the Arbitration Act of Alberta, or any successor legislation then in force.

19.3	Section 19.2 shall not prevent a party hereto from applying to a court of competent jurisdiction for interim protection such as, by way of example, an interim injunction.

20.	ENUREMENT

20.1	Subject to the limitations herein before expressed, this Agreement shall enure to the benefit of and be binding upon the parties, and their respective successors and permitted assigns.

21.	HEADINGS

21.1	Headings as used in this Agreement are for the convenience of reference only and do not form a part of this Agreement and are not be used in the interpretation hereof.

22.	SURVIVAL OF COVENANTS

22.1
The terms and provisions, covenants and conditions contained in this Agreement which by the terms hereof require their performance by the parties hereto after the expiration or termination of this Agreement shall be and remain in force notwithstanding such expiration or other termination of this Agreement for any reason whatsoever.

23.	NON-WAIVER

23.1
No condoning, excusing or overlooking by any party of any default, breach or non-observance by any other party at any time or times in respect of any covenants, provisos, or conditions of this Agreement shall operate as a waiver of such party's rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance, so as to defeat in any way the rights of such party in respect of any such continuing or subsequent default or breach and no waiver shall be inferred from or implied by anything done or omitted by such party, save only an express waiver in writing.

23.2
No exercise of a specific right or remedy by any party precludes it from or prejudices it in exercising another right or pursuing another remedy or maintaining an action to which it may otherwise be entitled either at law or in equity.

24.	SEVERABILITY

24.1
In the event that any Section of this Agreement shall be held to be indefinite, invalid, illegal or otherwise void, voidable or unenforceable, the entire agreement shall not fail on account thereof, and the balance of the Agreement shall continue in full force and effect.

25.	NOTICES

25.1
All payments, reports and notices or other documents that any of the parties hereto are required or may desire to deliver to any other party hereto may be delivered only by personal delivery or by registered or certified mail, telex or telecopy, all postage and other charges prepaid, at the address for such party as follows:

To the University:

c/o Industry Liaison Office
University of Alberta
222 Campus Tower
8625 - 112 Street
Edmonton, Alberta
T6G 2E1
Attention: Director
Fax: (780) 492-7876

To the Licensee:

Virexx Research Inc.
Edmonton, AB T6G 2N8
1123 Dentistry/Pharmacy Bldg.
University of Alberta
Attention: Dr. Noujaim
Fax: (780) 436 - 0068

With a copy to:

Parlee McLaws
Barristers and Solicitors
1500, Manulife Place
10180 - 101 Street
Edmonton, Alberta
T5J 4K1
Attention: Kevin L. Lynch

or at such other address as any party may hereinafter designate by notice in writing to the others pursuant to this Section 25.1. Any notice personally delivered or sent by telex or telecopy shall be deemed to have been given or received at the time of delivery, telexing or telecopying. Any notice mailed as aforesaid shall be deemed to have been received on the expiration of five Business Days (a "Business Day" being a day that is not a Saturday, Sunday, or statutory holiday in the jurisdiction such notice is received) after it is posted, provided that if there shall be at the time of mailing or between the time of mailing and the actual receipt of the notice a mail strike, slow down or labour dispute which might affect the delivery of the notice by the mails, then the notice shall only be effected if actually received.

26.	GENERAL

26.1	All amounts payable hereunder shall be payable in Canadian Funds.

26.2
This Agreement, together with any Relationship Agreement relating to the matters herein, sets forth the entire understanding between the parties and no modifications or amendments hereof shall be binding unless executed in writing by the parties hereto and the Biological Material Transfer Agreement between the parties dated July 10, 2001, has been replaced by this Agreement and as such all of its provisions (including paragraphs 4, 5 and 7) are no longer of any force or effect.

26.3	Time shall be of the essence of this Agreement.

26.4
Whenever the singular or masculine or neuter is used throughout this Agreement the same shall be construed as meaning the plural or feminine or body corporate when the context of the parties hereto may require.

IN WITNESS WHEREOF the parties hereto have hereunto executed this Agreement the day and year first written above.

SIGNED FOR AND ON BEHALF OF THE GOVERNORS OF THE UNIVERSITY OF ALBERTA by its duly authorized officer:

Signed “Peter Robertson”
Authorized Signatory Associate Vice-President (Research)

VIREXX RESEARCH INC.

Per:	signed “Antoine Noujaim”
Authorized Signatory

Per:	signed “Rob Salmon”
Authorized Signatory

SCHEDULE “A”

1.	Antigens cloned, expressed and purified in the Tyrrell University laboratory as follows:

•	Human Hepatitis B(HBV) Core Antigen (short)
•	Duck Hepatitis B(DHBV) Surface Antigen
•	Duck Hepatitis B(DHBV) Polymerase Protein
•	Duck Hepatitis B(DHBV) Core Protein

2.	Murine antibody clones developed in the Tyrrell University laboratory as follows:

•	Monoclonal Antibody 1D12 to HBV core antigen
•	Monoclonal antibodies 2C12, 2D12, 2C11, 2A12, 4A10, 1F9, 2G11 to HBV surface antigen
•	Monoclonal Antibody 3A8, 2C4 to HBV Polymerase
•	Monoclonal Antibody 1F4 to DHBV Surface Antigen
•	Monoclonal Antibodies 9A8, 8D6, 7G4, 7G5, 7G10, 9F2, 9G8, 1A9, 4A9, 1H5 to DHBV Core Antigen.

3.	Animal model as follows:

•	Hepatitis B Duck Model

Including any replications of progeny of the above made by the Licensee and, if that which is made by the Licensee, constitutes cells or DNA molecules. Type II Technology includes all modifications, improvements and variants thereof and any data or information in relating thereto including sequence information.

SCHEDULE "B"
VIREXX, INC.
ILLUSTRATION OF THE STOCK OPTION AGREEMENT WITH THE UNIVERSITY OF ALBERTA

Date		Shares	Allowable Options (2)	Options Granted to Employees	Options Granted to U. of A. (3)
June 6, 2001	Incorporation of Virexx, Inc.	10,000
August 1, 2001	License Agreement with U. of A.
September 1, 2001	Combination with Virexx Technologies	20,000
December 1, 2001	1stround financing of $10-20 million (1)	10,000,000	1,000,000
December 1, 2001	Options granted			200,000	50,000
June 1, 2001	Options granted			200,000
September 1, 2001	Options granted			400,000
March 1, 2002	2nd round financing of $10 million	5,000,000	500,000
March 1, 2002	Options granted			200,000	25,000
		15,000,000	1,500,000	1,000,000	75,000
January 1, 2003	Certain employees exercise options	500,000	50,000	-500,000	0
		15,500,000	1,550,000	500,000	75,000
March 1, 2003	Options granted			975,000
		15,500,000	1,550,000	1,475,000	75,000

1.	The 10,000,000 shares represents 100% of the shares outstanding following the 1st round of financing.

2.	Allowable options equal 10% of outstanding shares. Shareholder approval may be required for any plan where the number of shares reserved under a stock option plan exceeds 10%.

3.
The U. of A. will be granted options will equal 5% of the "available" options. For purposes of this Agreement, the available options will be defined as 10% of the outstanding shares at the time of the initial funding plus 10% of the shares issued through subsequent financings during the 3 year period August 1, 2001 through to July 31, 2004. Subsequent financings do not include the issue of shares upon the exercise of stock options.

i.e.
on December 1, 2001, the U. of A. would be granted 50,000 options (5% x 1,000,000 of "available" options) and on March 1, 2002, it would be granted a further 25,000 options (5% x 500,000 of "available" options). This number of options would be granted regardless of the number of options granted to employees at that time.

Note: Dates and amounts are for illustrative purposes only.

DATED the _____ day of December, 2001.

THE GOVERNORS OF THE UNIVERSITY OF ALBERTA

- and -

VIREXX RESEARCH INC.

LICENSE AGREEMENT

PARLEE McLAWS
Barristers & Solicitors
1500, ManuLife Place
10180 - 101 Street
Edmonton, Alberta
T5J 4K1

File No. 59815-02/KLL